UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                  AdvancePCS
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   007491103
     --------------------------------------------------------------------
                                (CUSIP Number)

                                 Paul S. Levy
                          JLL Partners Fund III, L.P.
           (formerly named Joseph Littlejohn & Levy Fund III, L.P.)
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 286-8600

                                with a copy to:

                            Charles I. Cogut, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

     --------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 2, 2003
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007491103                                        Page 2 of 14 Pages

________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           JLL Partners Fund III, L.P.
           52 206 4769
________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS

           OO

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF               0

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                          12,913,334
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING               0

   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                          12,913,334

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,913,334

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [_]


________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

           PN

CUSIP No. 007491103                                          Page 3 of 14 Pages
________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           JLL Associates III, L.L.C.
           52 206 4770
________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS

           OO

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]


________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF               0

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                          12,913,334
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING               0

   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                          12,913,334

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,913,334

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                      [_]

________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

           OO

CUSIP No. 007491103                                          Page 4 of 14 Pages

________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Paul S. Levy
           053 38 0595

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS

           OO

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]


________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF               17,338

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                          12,913,334
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING               17,338

   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                          12,913,334

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,930,672

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

                                                                      [_]

________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

           IN

CUSIP No. 007491103                                         Page 5 of 14 Pages
________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ramsey A. Frank
           342 58 1192

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS

           OO

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]


________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF               8,870

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                          12,913,334
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING               8,870

   PERSON      _________________________________________________________________
               Item 10.  SHARED DISPOSITIVE POWER
    WITH
                         12,913,334

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,922,204

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

                                                                      [_]

________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

           IN

CUSIP No. 007491103                                          Page 6 of 14 Pages
________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jeffrey C. Lightcap
           103 54 8651

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS

           OO

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]


________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF               3,870

   SHARES      _________________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY
                          12,913,334
  OWNED BY
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING               3,870

   PERSON      _________________________________________________________________
               Item 10.  SHARED DISPOSITIVE POWER
    WITH
                         12,913,334

________________________________________________________________________________
Item 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,917,204

________________________________________________________________________________
Item 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

                                                                      [_]

________________________________________________________________________________
Item 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%

________________________________________________________________________________
Item 14.   TYPE OF REPORTING PERSON*

           IN

CUSIP No. 007491103                                          Page 7 of 14 Pages


     This Amendment No. 2 amends and supplements Items 4, 5, 6 and 7 of the initial Schedule 13D filed by the undersigned on October 12, 2000 (the "Schedule 13D"), as amended by Amendment No. 1, dated September 21, 2001 ("Amendment No. 1"), to reflect certain changes in the information previously filed relating to the common stock (the "Common Stock") of AdvancePCS, a Delaware corporation. Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D. "Individuals," as used herein, means the three Reporting Persons who are natural persons, Paul S. Levy, Ramsey A. Frank and Jeffrey C. Lightcap.

     This Amendment is filed pursuant to the Joint Filing Agreement, dated October 12, 2000, attached to the Schedule 13D as Exhibit 7, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

     On September 2, 2003, Caremark Rx, Inc., a Delaware corporation ("Caremark"), Cougar Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Caremark ("Merger Sub") entered into an Agreement and Plan of Merger, dated as of September 2, 2003 (the "Merger Agreement"), providing for, among other things, (A) the merger of AdvancePCS with and into Merger Sub (the "Merger"), with AdvancePCS being the surviving corporation in the Merger and (B) each outstanding share of Common Stock will be converted into the right to receive (i) shares of Caremark common stock equal to the product of (x) 2.15 (the "Exchange Ratio") and (y) 90%, which product is equal to 1.935 shares, and (ii) an amount in cash equal to 10% of the product of (x) the Exchange Ratio and (y) the average of the per share closing sales prices of shares of Caremark common stock as reported on the New York Stock Exchange Composite Transactions reporting system during the five consecutive trading day period ending on (and including) the fifth trading day prior to the effective time of the Merger.

     Concurrent with the execution and delivery of the Merger Agreement, JLL Partners Fund III, L.P., formerly named Joseph Littlejohn & Levy Fund III, L.P. ("JLL Fund III") and Caremark entered into a Voting Agreement, dated as of September 2, 2003 (the "Voting Agreement"), which is described in Item 6.

     The descriptions of the Merger Agreement and the Voting Agreement contained in this Amendment No. 2 are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 8 and 9 hereto, respectively.

Item 5. Interest in Securities of the Issuer.

     Interests of the Reporting Persons in the Common Stock have been adjusted to reflect AdvancePCS's two-for-one stock split completed November 2, 2001.

     (a) (i) JLL Fund III is the direct beneficial owner of 12,913,334 shares of Class B-1 Common Stock of AdvancePCS, which are convertible at any time at the option of the holder into shares of Common Stock at a one-for-one ratio. Assuming the conversion of all shares of Class B-1 Common Stock owned by JLL Fund III, JLL Fund III may be deemed to beneficially own an aggregate of 12,913,334 shares of Common Stock, representing approximately 14.0% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 28, 2003, as represented by AdvancePCS in the Merger Agreement).

CUSIP No. 007491103                                          Page 8 of 14 Pages

     (ii) By virtue of its position as general partner of JLL Fund III, JLL Associates III, L.L.C. ("JLL Associates") may be deemed to be the beneficial owner of all of the shares in which JLL Fund III has direct beneficial ownership.

     (iii) By virtue of the Individuals' positions as managing members of JLL Associates, each of them may be deemed to have a beneficial ownership interest in all of the shares in which JLL Fund III has direct beneficial ownership. Mr. Paul Levy also owns 9,114 shares of Common Stock directly and holds stock options exercisable for 5,000 shares of Common Stock, and may be deemed to beneficially own an additional 3,224 shares of Common Stock through the Levy Fund III Annuity Trust. Mr. Ramsey Frank also owns 3,870 shares of Common Stock directly and holds stock options exercisable for 5,000 shares of Common Stock. In addition, Mr. Jeffrey Lightcap owns 3,870 shares of Common Stock directly.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Voting Agreement, and subject to the terms, conditions and exceptions contained therein, JLL Fund III has agreed that prior to the termination of the Voting Agreement, at any meeting of the stockholders of AdvancePCS, and at any adjournment or adjournments thereof, or by written consent without a meeting, JLL Fund III will vote all the Common Stock then beneficially owned by JLL Fund III: (i) in favor of the adoption and approval of the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) against approval or adoption of any Company Alternative Transaction (as defined in the Merger Agreement) or any other action or agreement that would impede, interfere with, frustrate, delay, postpone or attempt to discourage the transactions contemplated by the Merger Agreement (in each case, so long as Caremark shall have advised JLL Fund III in advance in writing of any matter to which Caremark believes this clause (ii) applies).

     The description of the Voting Agreement contained in this Amendment No. 2 is qualified in its entirety by reference to such agreement, which is incorporated by reference as Exhibit 9 hereto.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT                DESCRIPTION
-------                -----------

   8 Agreement and Plan of Merger, dated as of September 2, 2003, by and among Caremark, Merger Sub and AdvancePCS (incorporated by reference to Exhibit 2.1 of Caremark's Current Report on Form 8-K filed September 4, 2003).

   9 Voting Agreement, dated as of September 2, 2003, by and among Caremark and JLL Fund III (incorporated by reference to Exhibit
               10.1 of Caremark's Current Report on Form 8-K filed September 4, 2003).

CUSIP No. 007491103                                          Page 9 of 14 Pages


                                  SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2003


                                   JLL Partners Fund III, L.P., by its general
                                      partner JLL Associates III, L.L.C.



                                   By:         /s/ Ramsey A. Frank
                                      ----------------------------------------
                                       Ramsey A. Frank
                                       Senior Managing Director

CUSIP No. 007491103                                         Page 10 of 14 Pages


                                  SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2003


                                   JLL Associates III, L.L.C.



                                   By:      /s/ Ramsey A. Frank
                                      ----------------------------------------
                                       Ramsey A. Frank
                                       Senior Managing Director

CUSIP No. 007491103                                         Page 11 of 14 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2003


                                       /s/ Paul S. Levy
                                      ----------------------------------------
                                       Paul S. Levy

CUSIP No. 007491103                                         Page 12 of 14 Pages


                                  SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2003


                                       /s/ Ramsey A. Frank
                                      ----------------------------------------
                                       Ramsey A. Frank

CUSIP No. 007491103                                         Page 13 of 14 Pages


                                  SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2003


                                       /s/ Jeffrey C. Lightcap
                                      ----------------------------------------
                                       Jeffrey C. Lightcap

CUSIP No. 007491103                                         Page 14 of 14 Pages


                                 EXHIBIT INDEX

EXHIBIT                DESCRIPTION
-------                -----------

   8 Agreement and Plan of Merger, dated as of September 2, 2003, by and among Caremark, Merger Sub and AdvancePCS (incorporated by reference to Exhibit 2.1 of Caremark's Current Report on Form 8-K filed September 4, 2003).

   9 Voting Agreement, dated as of September 2, 2003, by and among Caremark and JLL Fund III (incorporated by reference to Exhibit
               10.1 of Caremark's Current Report on Form 8-K filed September 4, 2003).